

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

Joseph E. Teichman, Esq.
Lightstone Value Plus Real Estate Investment Trust III, Inc.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust III, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted April 24, 2013**
> **CIK No. 0001563756**

Dear Mr. Teichman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. Please tell us how you determined that your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Cover Page of Prospectus

7.   Please expand your summary risk factors to discuss the risks associated with the following: there is limited liquidity and there is no guarantee of a liquidity event, there is no guarantee of distributions, the registrant will pay substantial fees to its advisor and its affiliates, the registrant may employ substantial leverage to acquire assets, there is material dilution in the early stages of the offering, investors may lose their entire investment and you intend to acquire properties that are in depressed or overbuilt markets. Please make corresponding changes to the summary risk factors that appear on pages 3 and 4 of your prospectus as applicable.

8.   Please revise the sixth summary risk factor bullet point to clarify, if true, that you will be required to pay the subordinated distribution regardless of whether the advisor is terminated for poor performance. Please make corresponding changes throughout the prospectus as applicable.

Prospectus Summary, page 1

What is the role of the board of directors?, page 4

9.   Please revise to clearly explain the board's oversight of the advisor with respect to investment decisions.

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 8

10.   Please disclose the amount of organizational and offering costs incurred to date.

11.   We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to each operating stage fee, the total amount of operating expense reimbursements and the amount of operating expense reimbursements specifically related to each named executive officer.

12.   We note that your property managers are affiliates of your sponsor. Please revise to clarify whether your sponsor will receive any of the fees paid to the property managers through this affiliation.

How will you use the proceeds raised in this offering?, page 19

13.   Please revise to disclose that you may pay distributions from offering proceeds. Please make corresponding changes to your estimated use of proceeds table on page 72 or tell us why this is not appropriate.

Who might benefit from an investment in our shares?, page 21

14.   We note your disclosure that investors should be able to hold the investment for a time period consistent with the liquidity strategy. Please clarify that an investor may have to hold shares indefinitely, as there is no set list or liquidation date.

Risk Factors, page 26

15.   If applicable, please include a risk factor that indicates that your investment objectives may be changed without prior shareholder notice or consent.

<u>Risks Related to Conflicts of Interest, page 31</u>

<u>Our advisor and its affiliates, including all of our executive officers and some of our directors, will face conflicts of interest caused by their compensation arrangements with us . . . , page 32</u>

16. Risk factor disclosure should be detailed enough so that investors can appreciate the magnitude of the risk presented. Please revise the bulleted points accordingly. For example, please revise the fourth bullet point of this risk factor to clarify that acquisition fees are based on the cost of the investment and not its quality, which may create an incentive for your advisor to recommend that you purchase assets at higher prices.

<u>Conflicts of Interest, page 97</u>

<u>Competition for Investors, page 97</u>

17. Please identify any other programs currently conducting public offerings.

<u>Allocation of our Affiliates' Time, page 98</u>

18. Please revise this section to discuss in greater detail all other commitments of senior management.

<u>Restrictions on Competing Business Activities of Our Sponsor, page 100</u>

19. Please disclose any other programs that are in direct competition (i.e., target the same investments) with you that are also sponsored by Lightstone and provide detailed disclosure regarding the size of the programs.

<u>Investment Objectives and Criteria, page 105</u>

20. Please clarify whether there is an initial geographical region in which you intend to target your real estate investments. We note from your disclosure on page 5 that your property managers are located in Baltimore, the Northeast, the Southeast and the Midwest.

<u>Acquisition of Properties From Affiliates, page 111</u>

21. Please clarify when the "cases" arise for which the majority of your independent directors would require an appraisal by an independent expert.

<u>Real Estate Purchase Price Allocation, page 121</u>

22. Please tell us the basis for your policy of capitalizing transaction costs related to your investment in unconsolidated real estate entities.

Share Repurchase Program, page 174

23.   Please refer to the fourth paragraph of this section and revise to clarify, if accurate, that the board may amend, suspend or terminate the program at *any time* during the offering.

Appendix A – Prior Performance Tables, page A-1

Table I, page A-3

24.   We note the disclosure in footnote (9) on page A-4. We are unable to locate a corresponding footnote designation in the table. Please revise or advise.

25.   Refer to the comment above. The disclosure in footnotes (6) and (9) indicates that certain mortgage financings have been excluded from the total acquisition costs and related costs. Please note that mortgage financings should be included in the table's calculations and revise accordingly.

26.   Please tell us why you have included Lightstone Value Plus Real Estate Investment Trust, Inc. in Table I. In that regard, we note that this program was closed to new investors in October 2008, more than three years ago. Refer to Instruction 1 to Table I in Industry Guide 5.

27.   We note that the Form S-11 for Lightstone Value Plus Real Estate Investment Trust, Inc. sought to register 30 million shares at a price of $10 per share for maximum offering proceeds of $300 million. Please reconcile this to the $330 million Dollar Amount Offered in Table I.

28.   Please explain why you have not included any amount for cash reserves that would reduce the amount available for investment.

Table III, page A-6

29.   Please explain why there was a taxable loss on sale of $4,792 when you recorded a profit on sales of properties in the amount of $142,693 in 2010.

Table II, page A-13

30.   Please disclose the dollar amount raised by the 10 other programs to allow investors to compare compensation paid to the sponsor with the amount raised in the offerings.

Part II – Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

31.   We note that certain people may purchase shares in this offering at a discounted price under a "friends and family" program. Please expand your disclosure to discuss how

many shares will be offered at this price and include similar disclosure in your Plan of
Distribution section.

Exhibit Index

32.   Please tell us why you are filing the "Form of" various agreements. Explain why you are
not able to file final, executed agreements prior to effectiveness of the registration
statement.

33.   Please file all required exhibits as promptly as possible. If you are not in a position to file
your legal opinion with the next amendment, please provide draft copies for us to
review. The drafts should be filed as EDGAR correspondence.

General

If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon,
Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the
financial statements and related matters. With respect to questions relating to our comment
regarding the Investment Company Act, please contact Rochelle Plesset in the Division of
Investment Management at (202) 551-6840. Please contact Erin E. Martin, Attorney-Advisor, at
(202) 551-3391 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Peter M. Fass, Esq.